LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

The management of LINX S.A. (‘LINX or Company”), leader in retail management technologies, pursuant to CVM Instruction No. 481/09, as amended, discloses the Map Synthetic Voting Final (Attachment) that consolidates the votes cast in person and at a distance by its shareholders for each matter contained in the ballot papers of the Extraordinary General Meeting to be held on September 5, 2019.

São Paulo, September 5, 2019

Alexandre Kelemen

Investor Relations Officer

Synthetic Voting Shares Extraordinary General Meeting (EGM) - LINX S.A. to held on 09/05/2019

RESOLUTIONS	FOR	AGAINST	ABSTAIN
1 - Ratification of the wording of the caput of Article 5 of the Articles of Association of the Company.	126,276,620 99.9996%	511 0.0004%	316,971
2 - Amendment of Article 5, Paragraph 1 of the Articles of Association of the Company.	117,257,821 93.5133%	8,133,842 6.4867%	1,202,439
3 - Amendment of Article 5, Paragraph 3 of the Articles of Association of the Company.	126,276,620 99.9996%	511 0.0004%	316,971
4 - Exclusion of the subsection (xi) from Article 16 of the Articles of Association of the Company.	126,276,605 99.9996%	526 0.0004	316,971
5 - Inclusion of the Article 18 of the Articles of Association of the Company.	74,244,143 58.7946%	52,032,988 41.2054%	316,971
6 - Renumbering of the former Articles 18 et seq. as a result of the inclusion of the new Article 18, according to deliberation (v) above.	126,276,630 99.8021%	250,441 0.1979%	67,031
7 - Amendment of the caput of the former Article 24 of the Articles of Association of the Company (to be renumbered as Article 25).	126,276,620 99.9996%	511 0.0004%	316,971
8 - Amendment of the caput of the former Article 24 of the Articles of Association of the Company (to be renumbered as Article 25).	126,276,610 99.9996%	521 0.0004%	316,971
9 - Amendment of the content of the Paragraph 1 of the former Article 26 of the Articles of Association of the Company (to be renumbered as Article 27).	126,276,620 99.9996%	511 0.0004%	316,971
10 - Amendment of the content of the Paragraph 2 of the former Article 26 of the Articles of Association of the Company (to be renumbered as Article 27).	126,276,620 99.9996%	511 0.0004%	316,971

11 - Amendment of the Paragraphs 1 to 8 of the former Article 27 of the Articles of Association of the Company (to be renumbered as Article 28).	126,276,620 99.9996%	511 0.0004%	316,971
12 - Amendment of the subsections (i), (ii) and (iii) of the former Article 28 of the Articles of Association of the Company (to be renumbered as Article 29).;	126,276,620 99.9996%	511 0.0004%	316,971
13 - Inclusion of the new Paragraph 1 in the former Article 28 of the Articles of Association of the Company (to be renumbered as Article 28), and consequently renumbering of the former Paragraphs 1 to 5.	126,276,620 99.9996%	511 0.0004%	316,971
14 - Amendment of the former Article 28, Paragraph 5 of the Articles of Association of the Company (to be renumbered as Article 29, Paragraph 6).	126,276,620 99.9996%	511 0.0004%	316,971
15 - Amendment of the caput of the former Article 44 of the Articles of Association of the Company (to be renumbered as Article 45).	126,276,620 99.9996%	511 0.0004%	316,971
16 - Inclusion of the Paragraphs 1 and 2 in the former Article 44 of the Articles of Association of the Company (to be renumbered as Article 45), and consequently renumbering of the former Sole Paragraph of the same Article.	126,276,520 99.9996%	11 0.0004%	316,971
17 - Amendment of the caput of the former Article 46 of the Articles of Association of the Company (to be renumbered as Article 47).	126,276,520 99.9996%	11 0.0004%	316,971
18 - Exclusion of the former Article 47 of the Articles of Association of the Company.	126,276,516 99.9996%	16 0.0004%	317,570
19 - Restatement of the Articles of Association of the Company.	126,276,516 99.9996%	16 0.0004%	317,570
20- In case of a second call of this General Meeting, can the voting instructions contained in this bulletin also be considered for holding the meeting in second call?	102,071,857 97.3960%	2,728,971 2.6040%	21,793,274